Mail Stop 3010

December 14, 2009

Mr. Kurt R. Harrington
Chief Financial Officer
Arlington Asset Investment Corp.
1001 Nineteenth Street North
Arlington, VA 22209

>   **Re: Arlington Asset Investment Corp.**
>   **Form 10-K for fiscal year ended December 31, 2008**
>   **Filed March 16, 2009**
>   **File No. 1-34374**

Dear Mr. Harrington:

We have reviewed your response letter dated October 15, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008 filed March 16, 2009

Item 1. Business, page 3

Our MBS Portfolio – Investment Strategy, page 6

1.   We note your response to comment two in our letter dated September 30, 2009
        that you will comply in future quarterly reports on Form 10-Q and future annual
        reports on Form 10-K. Please supplementally provide us the revised disclosure.
        The revised disclosure should include the ratings of securities issued by Ginnie
        Mae and the average rating of your private mortgage-backed securities holdings
        and the percentages of your total portfolio that your agency-backed and private-
        label mortgage-backed securities holdings represent, respectively, and the
        weighted average life of each type.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-4

2.   We note your response to prior comments three and six and your current financial
        statement presentation. It appears that you have presented financial statements
        more aligned with Article 9 of Regulation S-X, yet have not provided all the
        requisite disclosures of Article 9. SAB 11.K (FASB ASC 942-10-S99-4)
        provides for the application of Article 9 and Guide 3 to non-traditional finance
        companies, such as yourselves that do not participate in traditional lending and
        deposit activities.   If you continue to believe you are not subject to the disclosure
        requirements of Article 9, please tell us how you have complied with the financial
        statement and disclosure requirements of Article 5 of Regulation S-X.

Item 15. Exhibits and Financial Statement Schedules, page 78

3.   We have reviewed your response to comment nine in our letter dated September
        30, 2009. Please note that if you include material contracts pursuant to Item
        601(b)(10) of Regulation S-K, those contracts must be filed in their entirety. In
        the alternative, if any contract, in its entirety, is no longer material to investors,
        you should remove it from your Exhibit List.

                                        *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please submit a response letter on EDGAR
that keys your response to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your response to our comments.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comment on the financial statements and related matters. Please contact Erin Martin, Attorney-Advisor, at 202.551.3391 or Sonia Barros, Special Counsel at 202.551.3655 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief